FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 17, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for December 17, 2007 and incorporated by reference herein is the Registrant’s immediate report dated December 17, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 17, 2007

BLUEPHOENIX CLOSES FIRST STAGE OF MODERNIZATION DEAL
WITH ONE OF EUROPE’S LARGEST INSURANCE COMPANIES

—	Initial Assessment Phase Focuses on Consolidation of Corporate Applications
—	Modernization Potential Includes Large Scale Database and Application Modernization

CARY, NC – December 17, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has closed the first stage of a modernization deal with one of Europe’s largest insurance conglomerates. In the pilot phase of the process, BluePhoenix will assess the potential for application consolidation at the corporate level together with a proposed roadmap of modernization.

The new customer for BluePhoenix is the parent company of a large European concern that consists mostly of insurance companies but also includes property management, finance and investment service subsidiaries. Based on the customer’s existing legacy environment, the potential roadmap may include large-scale database and application modernization.

BluePhoenix has successfully executed assessment and modernization projects for a variety of insurance and financial customers, using highly automated tools for application and database migration. By analyzing the results of the initial assessment, the best, least risky, and most cost-effective modernization path is developed.

“Increasing global competition and rising costs are putting pressure on insurance companies to reduce costs, provide competitive pricing and improve customer service,” said Arik Kilman, CEO of BluePhoenix. “We are working closely with this new and very large customer as they embark on the initial pilot phase of modernization. We are confident that we will be able to assist them to successfully complete the first stage of assessment and continue on to a more comprehensive roadmap of legacy migration and modernization.”

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com